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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Subsidiary CoreTech Announces $2 million Project Expansion with Major US Government Agency

Extended Engagement To Include IT Support and Management Services

Irvine, California (December 9, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that its wholly owned subsidiary CoreTech Consulting Group, LLC, of King of Prussia, Pennsylvania, will provide support services to a major U.S. government agency in a contract valued at $2 million.

In this multi-year engagement, CoreTech will provide IT support and server management services for the government agency over the next two years, with the aim of increasing organizational efficiencies, reducing overall IT costs and ensuring the quality of critical services across the agency.

A recent analyst report estimates that U.S. federal government spending on information technology outsourcing services will increase to nearly $15 billion in FY 2007. “By continuing to leverage our relationships with our large system integrator channel partners in the federal government,” said Kathleen A. Nugent, Managing Director of Sales at CoreTech, “we remain confident that we will be able to expand the business we are already doing in this sector, to take advantage of this growth market.”

"Excellence, integrity, service and responsibility personify the character of CoreTech and our employees,” said Mark A. Redlus, CEO of CoreTech. “By combining world-class recruiting with rigorous methodology and discipline, we are able to rapidly deliver quality service in response to fluctuations in customer demand.”

Working across a wide range of industries CoreTech provides organizations with experienced technical staff in temporary assignments or interim positions that arise due to staffing or management changes, vacations or leaves of absence, or other day-to-day occurrences. CoreTech carefully matches the requirements to the skills and technology backgrounds of the employees who can work individually or as part of a team within the organization to ensure the seamless flow of work.

Companies interested in finding out more about CoreTech’s project staffing services can visit http://www.coretech.com/staffing/index.html or send e-mail to info@coretech.com

About CoreTech Consulting Group, LLC (CoreTech)
CoreTech, a wholly owned subsidiary of Magic Software, is a leading provider of Consulting Solutions in the areas of Internetworking, Security, Platforms, Business Intelligence, Program and Project Management, Project Staff Augmentation, and Support Services in the Life Sciences and Financial Services industries. CoreTech's clients include enterprises such as GlaxoSmithKline , Johnson & Johnson, Wyeth, SunTrusT Banks, Synovous Financial and many more. CoreTech, which has been named to the “Inc. 500” and Deloitte & Touche's “Fast 500,” is based in suburban Philadelphia. More information about CoreTech may be obtained by calling 800-220-3337 or by visiting http://www.coretech.com.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 9 December 2003